



04003505

$Vf3-4-04$

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response......12.00	

UNITED STATES
.ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/03____ AND ENDING____12/31/03____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTFIELD INVESTMENT GROUP, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1255 CORPORATE CENTER DRIVE, SUITE 216
(No. and Street)

MONTEREY PARK   CA   91754
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WARD NISHIDA   (323) 264-2516
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION
                    (Name – if individual, state last, first, middle name)

550 NORTH BRAND BOULEVARD, SUITE 650, GLENDALE, CA 91203
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY	PROCESSED
	MAR 22 2004

THOMSON
FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __WARD NISHIDA_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__WESTFIELD INVESTMENT GROUP, INC._____ , as
of __DECEMBER 31_____ , 20 03 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Ward T. nishida
_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTFIELD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

WITH INDEPENDENT AUDITORS' REPORT

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

550 NORTH BRAND BOULEVARD • SUITE 650 • GLENDALE, CALIFORNIA 91203
(818) 507-6645 • FAX (818) 507-7891 • E-MAIL lsh@leesperling.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,

> Westfield Investment Group, Inc.
> Monterey Park, California

We have audited the accompanying statement of financial condition of Westfield Investment Group, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westfield Investment Group, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lee, Sperling Hisamune / Accountancy Corporation

Glendale, California

February 11, 2004

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:

Cash	$ 224,093
Cash segregated under federal and other regulations	46,267
Commissions receivable	2,904
Securities owned - marketable, at market value	63,030
Prepaid income taxes	2,990
Total current assets	339,284

PROPERTY AND EQUIPMENT:

Office furniture and fixtures	25,045
Less accumulated depreciation	(19,182)
Total fixed assets	5,863

OTHER ASSETS:

Deposit	2,076
	$ 347,223

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$ 5,191
Payroll taxes payable	3,431
Total current liabilities	8,622

STOCKHOLDERS' EQUITY:

Common stock – authorized 100,000 shares, 6,000 shares issued and outstanding	60,000
Retained earnings	278,601
	338,601
	$ 347,223

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

REVENUES:

Commissions	$ 178,524
Interest and dividends	4,694
Unrealized gains on investment	10,215
Total revenues	193,433

OPERATING EXPENSES:

Employee compensation and benefits	128,489
Communications	1,109
Occupancy	21,695
Other expenses	24,450
Total operating expenses	175,743
Income before provision for income taxes	17,690

PROVISION FOR INCOME TAXES	2,290
Net income	$ 15,400

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings/ Accumulated (Deficit)	Total Stockholders' Equity
BALANCE, December 31, 2002	$ 60,000	$ -	$ 263,201	$ 323,201
NET INCOME	-	-	15,400	15,400
BALANCE, December 31, 2003	$ 60,000	$ -	$ 278,601	$ 338,601

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES:

Net income	$ 15,400
Adjustments to reconcile net income to	
net cash provided by operating activities -	
Depreciation and amortization	5,050
Unrealized gains on investment	(10,215)
Changes in operating assets and liabilities -	
Commissions receivable	(2,904)
Prepaid expenses	6,593
Accounts payable	153
Accrued payroll taxes	(311)
Deposit	(271)
Net cash provided by operating activities	13,495

INVESTING ACTIVITIES:

Purchases of securities	(2,499)
Net cash used in investing activities	(2,499)
Net increase in cash	10,996

CASH, beginning of year	259,364
Cash, end of year	$ 270,360

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 1 – Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a California Corporation.

Note 2 – Significant Accounting Policies

    (a)   Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

    (b)   Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

    (c)   Securities Owned

Marketable securities are reported at market value. Unrealized gains and losses are included in the statement of income.

    (d)   Amortization and Depreciation

Amortization and depreciation are provided using the straight-line method over five years. Depreciation expense for year ended December 31, 2003 was $5,050

    (e)   Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

    (f)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (Continued)

    (g)   Income Taxes

        Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

Note 3 – Cash and Securities Segregated Under Federal and Other Regulations

    Cash of $46,267 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 4 – Securities Owned

    Marketable securities, which are carried at market value, consist of $63,030 in mutual funds as of December 31, 2003.

Note 5 – Lease Obligation

    The Company leases office space under a lease commencing on August 1, 2003, for a term of 36 months ending on July 31, 2006. As of December 31, 2003, future minimum annual payments under the lease are as follows:

Year Ending December 31,	Amount
2004	$ 23,771
2005	24,493
2006	14,533
Total	$ 62,797

Note 6 – Net Capital Requirements

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $313,678, which was $288,678 in excess of its required net capital of $25,000. The Company's net capital ratio was .03 to 1.

Note 7 – Income Taxes

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 1,490	$ -	$ 1,490
State	800	-	800
	$ 2,290	$ -	$ 2,290

<u>WESTFIELD INVESTMENT GROUP, INC.</u>

<u>SCHEDULE I</u>

<u>COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION</u>

<u>AS OF DECEMBER 31, 2003</u>

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	<u>$ 338,601</u>
Total stockholders' equity qualified for net capital	338,601
DEDUCTIONS AND/OR CHARGES:	
Prepaid expenses	2,990
Fixed assets, net	5,863
Deposits	<u>2,076</u>
	10,929
Net capital before haircuts on securities position	<u>327,672</u>
HAIRCUTS ON SECURITIES (COMPUTED WHERE APPLICABLE PURSUANT TO 15c3-1(f))	<u>13,994</u>
Net capital	<u>$ 313,678</u>

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 8,622
DEDUCT:	
Adjustment based on deposits in special reserve bank accounts (15c3-1(c) (1) (vii))	<u>-</u>
Total aggregate indebtedness	<u>$ 8,622</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED	<u>$ 25,000</u>
EXCESS NET CAPITAL	<u>$ 288,678</u>
RATIO:	
Aggregate indebtedness to net capital	<u>.03 to 1</u>

No material differences exist between the net capital computation and the corresponding Focus Part IIA Report.

WESTFIELD INVESTMENT GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

The Company is exempt from filing this Schedule under Rule 15c3-3 by Section 15c3-3(k)(2)(i).

SCHEDULE III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

The Company is exempt from filing this Schedule under Rule 15c3-3 by Section 15c3-3(k)(2)(i).

SCHEDULE IV

RECONCILIATION UNDER RULE 17a-5 (d) (4)
OF THE SECURITIES AND EXCHANGE COMMISSION
OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE

REQUIREMENTS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2003

This schedule is not applicable to this Company.

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

550 NORTH BRAND BOULEVARD • SUITE 650 • GLENDALE, CALIFORNIA 91203
(818) 507-6645 • FAX (818) 507-7891 • E-MAIL lsh@leesperling.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,

      Westfield Investment Group, Inc.
      Monterey Park, California

In planning and performing our audit of the financial statements and supplemental schedules of Westfield Investment Group, Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lee, Sperling, Hisamune / Accountancy Corporation

Glendale, California

February 11, 2004